UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 17, 2009

I. DATE, TIME AND VENUE: February 17, 2009, at 10:30 am, at the headquarters of Contax Participações S/A (“Company”), located at Rua do Passeio, 48 a 56, parte, Centro, in the city and state of Rio de Janeiro.

II. QUORUM:  The majority of the Board members.

III. CALL NOTICE: Individual messages were sent to each Board member.

IV. PRESIDING:   Chairman: Mr. Fernando Antonio Pimentel Melo; Secretary: Ms. Luciene Sherique Antaki.

V. AGENDA: (1) Results for 2008; (2) Corporate Act: change in the Board of Directors of Contax Participações S/A.

VI. RESOLUTIONS: In reference to item 1 of the Agenda, the Company’s management presented  the consolidated financial statements, including the balance sheet, cash flow statement, income statement, a proposal for net income allocation, the Company’s management  report, as well as the BDO Trevisan Auditores Independentes and PricewaterhouseCoopers independent auditors’ report, , pursuant to article 133 of Law 6,404/76 and section VIII, article 17 of the Company’s   Bylaws, related to the fiscal year ended December 31, 2008. The Board analyzed and authorized the publication of the financial statements and other documents listed in article 133 of Law 6,404/76, relating to the fiscal year ended December 31, 2008, as well as the submission of said documents to the approval of the Company’s Annual Shareholders’ Meeting, to be held by April 30,2009. In reference to item 2, the Board acknowledged the receipt of the resignation letter of its sitting member Mr. Leonardo Vital Brazil Teixeira, dated December 30, 2008, with his alternate member Mr. Newton Carneiro da Cunha   automatically assuming the position of sitting member. The Board also approved the appointment of Mr. LUIZ ANTONIO DOS SANTOS, Brazilian, accountant, married,  bearer of identitiy card (RG/IFP-RJ) 2.793.203, inscribed in the individual roll of taxpers' (CPF/MF) under no. 315.774.237 -04, with address at Rua do Ouvidor, 98, 9º andar, Centro, CEP 20040-030, in the city and state of Rio de Janeiro, as Mr. Newton Carneiro da Cunha’s alternate, to complete term of office expiring at the Annual General Meeting of 2009, pursuant to article 150 of Law 6,404/76.   The newly elected member declared he has never been convicted of any crime which can prevent him from performing his duties and signed the statement referred to in paragraph 4 of article 147 of Law 6,404/76.

VII. CLOSING: There being no further business to address, the meeting was adjourned for the drawing up of these minutes, which were read, found in compliance with and signed by the members present. Rio de Janeiro, February 17, 2009. (signatures) Fernando Antonio Pimentel Melo (Chairman); Cristina Anne Betts; Lúcio Otávio Ferreira; Flavio Eduardo Sznajder; Rafael Andrade  da Cunha Pereira; Newton Carneiro da Cunha; Erik Persson; Sergio Francisco da Silva.

This is a free translation of the original instrument drawn up in the Company's records.

Contax Participações S/A
Luciene Sherique Antaki
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.